SCHEDULE 13D

CUSIP No. 512815-10-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 6)

                            Lamar Advertising Company
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                  512815-10-1
                                 (CUSIP Number)

                                  L. Lowry Mays
                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 13, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CLEAR CHANNEL COMMUNICATIONS, INC.

2        Check the Appropriate Box If a Member of a Group              (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                     |_|

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person

                  CO

                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  AMFM INC.

2        Check the Appropriate Box If a Member of a Group              (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                     |_|

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person

                  CO

                                  SCHEDULE 13D




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group              (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person

                  CO

                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         CAPSTAR BROADCASTING PARTNERS, INC.

2        Check the Appropriate Box If a Member of a Group              (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person

                  CO

                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM OPERATING INC.

2        Check the Appropriate Box If a Member of a Group              (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person

                  CO

     This Amendment No. 6 to Schedule 13D amends and supplements items 4, 5 and 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on or about June 11, 1999 (the "Initial 13D"), as amended by the Schedules 13D/A filed on or about March 10, 2000 (the "First
Amended 13D"), September 6, 2000 (the "Second Amended 13D"), January 23, 2001 (the "Third Amended 13D"), June 18, 2001 (the "Fourth Amended 13D"), and October 26, 2001 (the "Fifth Amended 13D" and, together with the First Amended 13D, the Second Amended 13D, the Third Amended 13D and the Fourth Amended 13D, the "Amended 13Ds") by AMFM Holdings Inc. (f/k/a Chancellor Mezzanine Holdings Corporation), AMFM Operating Inc. (f/k/a Chancellor Media Corporation of Los Angeles), AMFM Inc. (f/k/a Chancellor Media Corporation), Capstar Broadcasting Partners, Inc. (with respect to the First, Second, Fourth and Fifth Amended
13Ds) and Clear Channel Communications, Inc. (with respect to the Second, Third, Fourth and Fifth Amended 13Ds) (collectively, the "Filing Parties"), with respect to the Class A Common Stock, $0.001 par value (the "Common Stock"), of Lamar Advertising Company (the "Company"). Items 1, 2 and 3 remain unchanged. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows:


Item 4.  Purpose of Transaction

         Item 4 is to be amended as follows:

     On August 30, 2000, Clear Channel Communications, Inc. ("Clear Channel") and AMFM Inc. ("AMFM") consummated the merger (the "Merger") of CCU Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clear Channel ("Merger Sub"), with and into AMFM, as provided by the Agreement and Plan of Merger, dated as of October 2, 1999, by and among Clear Channel, AMFM and Merger Sub.

     In connection with the Merger, Clear Channel and AMFM entered into a Consent Decree with the United States Department of Justice (the "Consent Decree"), pursuant to which AMFM agreed to dispose of all of its 26,227,273 shares of Common Stock currently held of record by AMFM Operating Inc. ("AMFM Operating") by December 31, 2002 (the "Sell Down"). The description of the Consent Decree contained herein is qualified in its entirety by reference to the Consent Decree, which was filed as Exhibit 99(a) to the Second Amended 13D and is incorporated herein by reference in response to this Item 4.

     On November 13, 2001, in connection with the Sell Down, AMFM Operating sold the remaining 5,365,073 shares of Common Stock held by it at a price to AMFM Operating of $32.50 per share. The sales were made pursuant to an underwriting agreement (the "Underwriting Agreement") and a registration statement on Form S-3 (the "Registration Statement") filed by the Company in accordance with the Amended and Restated Registration Rights Agreement (as defined in Item 6 below) on September 8, 2000, and which was declared effective by the Securities and Exchange Commission on September 21, 2000. The terms of the Underwriting Agreement are described in greater detail in Item 6 below.

     Notwithstanding the foregoing and subject to the terms and conditions of the Consent Decree, the Filing Parties reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Filing Parties, market conditions or other factors.

Item 5.  Interest in Securities of Issuer

         Item 5 is to be amended as follows:

     (a) and (b) By virtue of AMFM Operating's sale of the remaining 5,365,073 shares of Common Stock held by it, the Filing Parties beneficially own no shares of Common Stock.

     (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock since the filing of the Fifth Amended 13D.

     (d) None.

     (e) By virtue of AMFM Operating's sale of the remaining 5,365,073 shares of Common Stock held by it, each of the Filing Parties ceased to be (or ceased to be deemed to be, as the case may be) a beneficial owner of more than five percent of the outstanding Common Stock on November 13, 2001, the date the sale was consummated.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         Item 6 is to be amended as follows:

     On September 15, 1999, the Company, AMFM Holdings Inc. ("AMFM Holdings"), AMFM Operating, and the Reilly Family Limited Partnership entered into that certain Stockholders Agreement (the "Stockholders Agreement") (a copy of which was filed as Exhibit 99(b) to the First Amended 13D and is incorporated herein by reference in response to this Item 6). Also on September 15, 1999, the Company, AMFM Operating and AMFM Holdings entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the First Amended 13D and is incorporated herein by reference in response to this Item 6). In connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings, Clear Channel, and the Reilly Family Limited Partnership entered into the First Amendment to the Stockholders Agreement dated as of July 19, 2000 (the "Amendment") (a copy of which was filed as Exhibit 99(b) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6). Also in connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings and Clear Channel entered into an Amended and Restated Registration Rights Agreement dated as of July 19, 2000 (the "Amended and Restated Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6). The descriptions of the Stockholders Agreement, the Registration Rights Agreement, the Amendment, and the Amended and Restated Registration Rights Agreement incorporated herein by reference are qualified in their entirety by reference to the applicable agreements.

     In connection with the Sell Down, on November 7, 2001, the Company, AMFM Operating, and Goldman, Sachs & Co. (the "Underwriter") entered into that certain Underwriting Agreement (the "Underwriting Agreement") (a copy of which is incorporated as Exhibit 99(a) to this Schedule 13D by reference to the current report on Form 8-K (File No. 000-30242) filed by the Company on November 13, 2001, and is incorporated herein by reference in response to this Item 6) pursuant to which the Underwriter agreed to purchase, and AMFM Operating agreed to sell, 5,365,073 shares of the Common Stock at a price of $32.50 per share, resulting in $174,364,872.50 aggregate proceeds to AMFM Operating. The Common Stock is to be offered to the public from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, subject to receipt and acceptance by the Underwriter, and subject to its right to reject any order in whole or in part.

     The description of the Underwriting Agreement incorporated herein by reference is qualified in its entirety by reference to the Underwriting Agreement. The information set forth in Item 4 above and the Exhibits filed herewith are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

99(a)Underwriting  Agreement,  dated as of November 7, 2001,  by and among Lamar
     Advertising Company, AMFM Operating Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.4 to the Current Report Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on November 13,
     2001).

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2001


                                      CLEAR CHANNEL COMMUNICATIONS, INC.

                                      By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                      AMFM INC.

                                      By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                      AMFM HOLDINGS INC.

                                      By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                      CAPSTAR BROADCASTING PARTNERS, INC.

                                      By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                      AMFM OPERATING INC.

                                      By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer

                                  Exhibit Index

     Name of Exhibit

99(a)Underwriting  Agreement,  dated as of November 7, 2001,  by and among Lamar
     Advertising Company, AMFM Operating Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.4 to the Current Report Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on November 13,
     2001).